Exhibit 99.2

FORM 51-102

MATERIAL CHANGE REPORT

1.	Name and Address of Company

BRP Inc. (“BRP” or the “Company”)

726 Saint-Joseph Street

Valcourt, Quebec

J0E 2L0

2.	Date of Material Change

May 11, 2022.

3.	Press Releases

The press release reporting the material change described in this report was disseminated via Newswire (Cision) on May 11, 2022 and was filed with each of the Canadian securities regulatory authorities via SEDAR.

4.	Summary of Material Change

On May 11, 2022, BRP announced that it had taken up and paid for 2,427,184 subordinate voting shares (“Shares”) at a price of $103.00 per Share under BRP’s substantial issuer bid (“SIB”) to repurchase up to $250 million of its Shares. All dollar amounts indicated herein are in Canadian dollars.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On May 11, 2022, BRP announced that it had taken up and paid for 2,427,184 Shares under the SIB.

The Shares purchased represent an aggregate purchase price of approximately $250 million and approximately 3% of the total number of BRP’s issued and outstanding Shares and multiple voting shares as of May 10, 2022. After giving effect to the SIB, BRP will have 36,300,431 Shares and 42,384,200 multiple voting shares issued and outstanding.

A total of 2,652,202 Shares were validly tendered and not withdrawn pursuant to auction tenders at or below the purchase price and purchase price tenders. Since the SIB was oversubscribed, shareholders who made auction tenders at or below the purchase price or purchase price tenders had approximately 91% of their successfully tendered Shares purchased by BRP (other than “odd lot” tenders, which were not subject to proration).

Any Shares or multiple voting shares not purchased, including such Shares not purchased as a result of proration or Shares tendered pursuant to auction tenders at prices higher than the purchase price or invalidly tendered will be returned to shareholders as soon as practicable by the depositary.

Payment and settlement of the purchased Shares will be effected by Computershare Investor Services Inc. on or about May 16, 2022 in accordance with the SIB and applicable law.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For additional information, please contact Philippe Deschênes, Investor Relations at BRP at 450-532-6462 or philippe.deschenes@brp.com.

9.	Date of Report

May 11, 2022.

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